
March 4, 2022

John Garcia
Co-Chief Executive Officer
AEA-Bridges Impact Corp.
P.O Box 1093, Boundary Hall
Cricket Square
Grand Cayman
Cayman Islands
KY1-1102

> **Re: AEA-Bridges Impact Corp.**
> **Registration Statement on Form S-4**
> **Filed February 7, 2022**
> **File No. 333-262573**

Dear Dr. Garcia:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed February 7, 2022

Cover Page

1.   Please disclose the trading symbol and share price of ABIC's securities on the NYSE as of the latest practicable date.

2.   Please indicate that the combined company will be a controlled company and identify the controlling shareholders and the shareholders' total voting power.

Questions and Answers about the Proposals for Shareholders, page 1

3.   Please add a question and answer that addresses the positive and negative factors that the board considered when determining to enter into the business combination agreement and its rationale for approving the transaction.

What are the U.S. federal income tax consequences as a result of the Business Combination?, page 4

4.   We note that the tax opinion will indicate the opinion is "more likely than not." Please explain in the opinion why counsel cannot give a "will" opinion and describe the degree of uncertainty in the opinion. Also, provide risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors.

What interests do the current ABIC Shareholders and ABIC 's other current officers and directors have in the Business Combination?, page 9

5.   Please expand the second to last bullet point to include the consideration that Dr. Garcia provided in exchange for the Class A Ordinary Shares, as well as the total value as of the latest practicable date.

Summary, page 22

6.   Please quantify LiveWire's net losses.

Shareholder Proposal 3: The Charter Proposal, page 24

7.   If shareholders are being asked to vote on an increase in the authorized number of shares, then unbundle the proposal so that shareholders may vote separately whether to increase the authorized number of shares. In this regard, we note the disclosure on page 295.

8.   Please unbundle the proposal so that shareholders may vote separately to prohibit the ability of stockholders to act by written consent in lieu of a meeting. In this regard, we note the disclosure on page 296.

9.   Please identify the amendments proposed to be made to your charter, the reasons for and the general effect of such amendment. For example, we note the disclosure on page 296 about a new exclusive forum provision that is not mentioned on pages 24-25.

The Proposed HoldCo Certificate of Incorporation will designate the Court of Chancery of the State of Delaware..., page 113

10.   Please revise to clearly disclose whether the company intends for the exclusive forum provision to apply to actions arising under the Exchange Act.

Background of the Business Combination, page 120

11.   We note your disclosure on page 121 that business combination transactions with other potential targets were not pursued. Please expand your disclosure to discuss in greater details these other potential targets, including their size and material attributes, and the reasons they were not pursued.

12.   Please describe in greater detail the "certain structuring challenges" mentioned in the fifth paragraph on page 125.

13.   Please discuss in greater detail the "changes in valuation metrics in the market place" mentioned on page 125.

Certain Unaudited LiveWire Prospective Financial Information, page 137

14.   Please tell us why management believes there is a reasonable basis to present a financial forecast beyond one year considering LiveWire's limited operating history. In addition, please revise your disclosures to detail management's basis and the underlying assumptions used to support your projections, including revenue growth rates. Refer to Regulation S-K, Item 10(b).

15.   We note your disclosure on page 140 that the forecasts are based on "numerous variable and assumptions." Please revise to describe such variables and assumptions with greater specificity and quantify where practicable. Please disclose any other information to facilitate investor understanding of the basis for and limitations of these forecasts.

Non-GAAP Financial Measures, page 140

16.   Since adjusted free cash flow is a non-GAAP liquidity measure, please revise your disclosures to reconcile this measure to cash flows from operating activities and prominently present amounts for the three major categories of the statement of cash flows. Refer to Item 10(e)(1)(i) of Regulation S-K and Questions 102.06 and 102.07 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Intellectual Property, page 220

17.   Please disclose when your material patents expire.

Partnering with Industry-Leading OEMS and/or Tier-One Vehicle Suppliers, page 234

18.   Please disclose the material terms of the collaboration agreement, such as each parties' rights and obligations, duration of the agreement and termination provisions.

HoldCo Relationships and Related Party Transactions, page 250

19. For each agreement discussed in this section, please expand your disclosure to include the material terms including the following: each parties' rights and obligations; financial terms, duration of the agreement and royalty term; and termination provisions. For example, we note the reference to a markup of 6% on page L-3 of Annex L, the reference to a warranty period on page L-9 of Annex L and the reference to a markup of 8% on page N-5 of Annex N.

Comparison of Shareholder Rights Under the Applicable Organizational Documents, page 295

20. Please expand the disclosure on page 296 about the Classified Board to include disclosure about Article 27. In this regard, we note the disclosure on page 296 about the Classified Board only includes a reference to "See Article 27 of our Existing Organizational Documents."

Financial Statements, page F-1

21. Please update your financial statements and related financial information throughout in accordance with Rule 8-08 of Regulation S-X.

LiveWire EV December 31, 2020 Combined Financial Statements
Notes to Combined Financial Statements
3) Revenue, page F-56

22. We note that during 2020, you recorded a sales concession to your dealers as a reduction in revenue. We further note that such reduction in revenue amounted to $15,271 thousand, or one third of your 2020 sales before this reduction. In this regard, please disclose further details on the nature of this concession including the business purpose, how the amount was determined, and why this only occurred in one year presented.

Exhibits

23. Please revise to indicate which exhibits listed on pages II-1 and II-2 have information that has been redacted. For example, we note that portions of Annex J have been redacted because such information is (i) not material and(ii) would likely cause competitive harm if publicly disclosed.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark, Staff Accountant, at 202-551-3624 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Sergio Chinos, Senior Attorney, at 202-551-7844 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing